Exhibit (a)(5)(B)

April 1, 2002

Dear Noteholder:

      CIENA Corporation and its wholly-owned subsidiary, Cyras Systems, LLC, are jointly offering to purchase all of the outstanding Cyras Systems, LLC 4  1/2% Convertible Subordinated Notes due August 15, 2005 (the “Notes”) at a price to be paid in cash of $1,189.42 per $1,000 principal due at maturity. All Notes properly tendered and not validly withdrawn will be purchased at $1,189.42 per $1,000 principal due at maturity, subject to the terms and conditions of the offer.

      If you do not wish to participate in the offer, you do not need to take any action.

      The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your Notes, instructions on how to tender Notes are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the offer. Neither CIENA Corporation or its Board of Directors nor Cyras Systems, LLC or its member make any recommendation to any Noteholder whether or not to tender any or all Notes. CIENA and Cyras have been advised that none of their directors and officers own any Notes. You should note that as of the date of this tender offer, the conversion price for CIENA common stock contained in the Notes is higher than the market price of CIENA common stock. You are urged to obtain a current market price for the CIENA common stock.

      Please note that the offer is scheduled to expire at 5:00 p.m., New York City time, on April 29, 2002, unless extended by us.

      Questions and requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the CIENA Investor Relations Department at (888) 243-6223 or ir@ciena.com.

Sincerely,

/s/ GARY B. SMITH
Gary B. Smith
President and Chief Executive Officer